SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


--------------------------------CDC Corporation---------------------------------
                                (Name of Issuer)


------------------------------Class A Common Stock------------------------------
                         (Title of Class of Securities)


-----------------------------------G2022L106------------------------------------
                                 (CUSIP Number)


-------------------------------December 31, 2009--------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_| Rule 13d-1(b)

          |X| Rule 13d-1(c)

          |_| Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2022L106

-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Evolution Capital Management LLC;
        Evo Capital Management Asia Limited;
        Evolution Special Opportunities Fund Ltd. I SPC, Segregated Portfolio A; Evolution CDC SPV, Ltd.;
        Evolution Master Fund, Ltd SPC, Segregated Portfolio M
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |X|
     (b) |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Evolution Capital Management LLC (Delaware);
        Evo Capital Management Asia Limited (Hong Kong);
        Evolution Special Opportunities Fund Ltd. I SPC, Segregated Portfolio A
         (Cayman Islands);
        Evolution CDC SPV, Ltd. (Cayman Islands);
        Evolution Master Fund, Ltd SPC, Segregated Portfolio M (Cayman Islands)
--------------------------------------------------------------------------------
             5.   SOLE VOTING POWER

              Evolution Capital Management LLC (0);
              Evo Capital Management Asia Limited (0);
              Evolution Special Opportunities Fund Ltd. I SPC, Segregated
                Portfolio A (0);
              Evolution CDC SPV, Ltd. (0);
              Evolution Master Fund, Ltd SPC, Segregated Portfolio M (0)
 NUMBER OF   -------------------------------------------------------------------
             6.   SHARED VOTING POWER

   SHARES     Evolution Capital Management LLC (1,733,365);
              Evo Capital Management Asia Limited (3,965,766);
              Evolution Special Opportunities Fund Ltd. I SPC, Segregated
BENEFICIALLY    Portfolio A (0);
              Evolution CDC SPV, Ltd. (2,232,401);
              Evolution Master Fund, Ltd SPC, Segregated Portfolio M
  OWNED BY      (1,733,365)
             -------------------------------------------------------------------
             7.   SOLE DISPOSITIVE POWER REPORTING
    EACH      Evolution Capital Management LLC (0);
              Evo Capital Management Asia Limited (0);
              Evolution Special Opportunities Fund Ltd. I SPC, Segregated
   PERSON       Portfolio A (0);
              Evolution CDC SPV, Ltd. (0);
              Evolution Master Fund, Ltd SPC, Segregated Portfolio M (0)
    WITH     -------------------------------------------------------------------
             8.   SHARED DISPOSITIVE POWER

              Evolution Capital Management LLC (1,733,365);
              Evo Capital Management Asia Limited (3,965,766);
              Evolution Special Opportunities Fund Ltd. I SPC, Segregated
                Portfolio A (0);
              Evolution CDC SPV, Ltd. (2,232,401);
              Evolution Master Fund, Ltd SPC, Segregated Portfolio M (1,733,365)

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Evolution Capital Management LLC (1,733,365);
        Evo Capital Management Asia Limited (3,965,766);
        Evolution Special Opportunities Fund Ltd. I SPC, Segregated Portfolio
          A (0);
        Evolution CDC SPV, Ltd. (2,232,401);
        Evolution Master Fund, Ltd SPC, Segregated Portfolio M (1,733,365)

--------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

        |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        Evolution Capital Management LLC (1.63%);
        Evo Capital Management Asia Limited (3.74%);
        Evolution Special Opportunities Fund Ltd. I SPC, Segregated Portfolio
          A (0.00%);
        Evolution CDC SPV, Ltd. (2.10%);
        Evolution Master Fund, Ltd SPC, Segregated Portfolio M (1.63%)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        Evolution Capital Management LLC (OO);
        Evo Capital Management Asia Limited (CO);
        Evolution Special Opportunities Fund Ltd. I SPC, Segregated Portfolio
          A (CO);
        Evolution CDC SPV, Ltd. (CO);
        Evolution Master Fund, Ltd SPC, Segregated Portfolio M (CO)
--------------------------------------------------------------------------------

CUSIP No. G2022L106

Item 1(a).  Name of Issuer:

        CDC Corporation
--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

        33/F Citicorp Centre; 18 Whitfield Road; Causeway Bay; Hong Kong
--------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

        Evolution Capital Management LLC;
        Evo Capital Management Asia Limited;
        Evolution Special Opportunities Fund Ltd. I SPC, Segregated Portfolio A; Evolution CDC SPV, Ltd.;
        Evolution Master Fund, Ltd SPC, Segregated Portfolio M
--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

c/o Evolution Capital Management LLC 2425 Olympic Blvd, Suite 120E,
Santa Monica, CA 90404 USA
--------------------------------------------------------------------------------
Item 2(c).  Citizenship:

        Evolution Capital Management LLC (Delaware);
        Evo Capital Management Asia Limited (Hong Kong);
        Evolution Special Opportunities Fund Ltd. I SPC, Segregated Portfolio
          A (Cayman Islands);
        Evolution CDC SPV, Ltd. (Cayman Islands);
        Evolution Master Fund, Ltd SPC, Segregated Portfolio M (Cayman Islands)
--------------------------------------------------------------------------------
Item 2(d).   Title of Class of Securities:

        Class A Common Stock

Item 2(e).   CUSIP Number:

        G2022L106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)  |_|  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78o).

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78o).

     (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  |_|  An investment adviser in accordance with s240.13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with s240.13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with s240.13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  |_|  Group, in accordance with s240.13d-1(b)(1)(ii)(J).

CUSIP No. G2022L106


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

              Evolution Capital Management LLC (1,733,365);
              Evo Capital Management Asia Limited (3,965,766);
              Evolution Special Opportunities Fund Ltd. I SPC, Segregated
                Portfolio A (0);
              Evolution CDC SPV, Ltd. (2,232,401);
              Evolution Master Fund, Ltd SPC, Segregated Portfolio M (1,733,365)

          ----------------------------------------------------------------------

     (b) Percent of class:

              Evolution Capital Management LLC (1.63%);
              Evo Capital Management Asia Limited (3.74%);
              Evolution Special Opportunities Fund Ltd. I SPC, Segregated
                Portfolio A (0.00%);
              Evolution CDC SPV, Ltd. (2.10%);
              Evolution Master Fund, Ltd SPC, Segregated Portfolio M (1.63%)
          ----------------------------------------------------------------------

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote:

                Evolution Capital Management LLC (0);
                Evo Capital Management Asia Limited (0);
                Evolution Special Opportunities Fund Ltd. I SPC, Segregated
                  Portfolio A (0);
                Evolution CDC SPV, Ltd. (0);
                Evolution Master Fund, Ltd SPC, Segregated Portfolio M (0)

          (ii) Shared power to vote or to direct the vote:

                Evolution Capital Management LLC (1,733,365);
                Evo Capital Management Asia Limited (3,965,766);
                Evolution Special Opportunities Fund Ltd. I SPC, Segregated
                  Portfolio A (0);
                Evolution CDC SPV, Ltd. (2,232,401);
                Evolution Master Fund, Ltd SPC, Segregated Portfolio M
                  (1,733,365)

          (iii) Sole power to dispose or to direct the disposition of

                Evolution Capital Management LLC (0);
                Evo Capital Management Asia Limited (0);
                Evolution Special Opportunities Fund Ltd. I SPC, Segregated
                  Portfolio A (0);
                Evolution CDC SPV, Ltd. (0);
                Evolution Master Fund, Ltd SPC, Segregated Portfolio M (0)

          (iv) Shared power to dispose or to direct the disposition of

                Evolution Capital Management LLC (1,733,365);
                Evo Capital Management Asia Limited (3,965,766);
                Evolution Special Opportunities Fund Ltd. I SPC, Segregated
                  Portfolio A (0);
                Evolution CDC SPV, Ltd. (2,232,401);
                Evolution Master Fund, Ltd SPC, Segregated Portfolio M
                  (1,733,365)

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |X|.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         N/A

Item 8.  Identification  and  Classification  of Members of the Group.

         Evolution Capital Management LLC;
         Evo Capital Management Asia Limited;
         Evolution Special Opportunities Fund Ltd. I SPC, Segregated
           Portfolio A;
         Evolution CDC SPV, Ltd.;
         Evolution Master Fund, Ltd SPC, Segregated Portfolio M

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10.  Certification.

    (a) The following certification shall be included if the statement is filed pursuant to s240.13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


    (b) The following certification shall be included if the statement is filed pursuant to s240.13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVOLUTION CAPITAL MANAGEMENT LLC


By:  /s/ Richard Chisholm                              Date:  February 16, 2010
     --------------------
     Name: Richard Chisholm
     Title: General Counsel


EVO CAPITAL MANAGEMENT ASIA LIMITED


By:  /s/ Gareth Phillips                               Date:  February 16, 2010
     -------------------
     Name: Gareth Phillips
     Title: Director


EVOLUTION SPECIAL OPPORTUNITIES FUND LTD. I SPC, SEGREGATED PORTFOLIO A


By:  /s/ Adrian Brindle                                Date:  February 16, 2010
     ------------------
     Name: Adrian Brindle
     Title: Director


EVOLUTION CDC SPV, LTD.


By:  /s/ Adrian Brindle                                Date:  February 16, 2010
     ------------------
     Name: Adrian Brindle
     Title: Director


EVOLUTION MASTER FUND LTD. SPC, SEGREGATED PORTFOLIO M


By:  /s/ Richard Chisholm                              Date:  February 16, 2010
     --------------------
     Name: Richard Chisholm
     Title: Authorized Signatory


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement,provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties for whom copies are to be sent.

ATTENTION. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).